Exhibit 99-1
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[GRAPHIC OMITTED]

             KOOR INDUSTRIES ANNOUNCES THE SALE OF ITS HOLDINGS IN
            FOLLOWAP, INC., FOR APPROXIMATELY $13.3 MILLION IN CASH

Tel Aviv, Israel - November 28 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor"), a leading Israeli holding company, announced today that Koor Corporate Venture Capital ("Koor CVC"), a general partnership owned by Koor Industries, has sold its entire holdings in Followap, Inc. ("Followap") as part of a transaction in which Followap was acquired for approximately $139 million in cash by NeuStar, Inc. (NYSE: NSR).

Koor CVC's total proceeds from the transaction amounts to approximately $13.3 million, of which approximately 10% will be placed in escrow for a period of one year.


As a result of this transaction, Koor expects to record a capital gain of approximately NIS 38.4 million ($8.9 million) in the fourth quarter of 2006.

Followap is a leading provider and an innovator of Presence, Instant Messaging and Interconnect solutions to the telecommunications industry, headquartered in the UK, with offices in Europe, the US and Asia.

NeuStar, Inc. is a provider of essential clearinghouse and directory services to the global communications and Internet industry.


ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                          IR CONTACTS
Avital Lev, CPA, Investor Relations      Ehud Helft/Kenny Green
Koor Industries Ltd.                     GK Investor Relations
Tel:  972 3 607 - 5111                   Tel:  1 866 704 - 6710
Fax:  972 3 607 - 5110                   Fax:  972 3 607 - 4711
avital.lev@koor.com                      ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.